May 10, 2011

Via EDGAR

Angie Kim

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kim:

Re:                         Yukonic Minerals Corp. (the “Company”)

                                Registration Statement on Form S-1

                                Filed December 29, 2010

                                File No. 333-171470

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.       In connection with our review of your filing, we reviewed your website located at http://yukonicminerals.com/index.htm.  It appears that some of the information located on your website is inconsistent with your filing.  For example, we note that page 19 of your filing states that you anticipate that phase one will take approximately six months to complete.  However, the Investors link of your website indicates phase one is expected to take three weeks to complete.  Please reconcile these statements.

ANSWER:  The statements on the website have been reconciled with the prospectus.

2.       Also, we note the News and Media link on your website includes a link to your registration statement filed on December 29, 2010.  Please consider providing investors a link to your most recent, amended registration statement.

ANSWER:  We have updated this link to point to all of our filings with the S.E.C.

3.       We note your response to comment one in our letter dated January 25, 2011 that you have made changes in the sections indicated to clearly state that your business plan is not yet complete.  We further note the related revisions in your filing.  However, your description of business plan and plan of operation sections do not appear to clearly state that your business plan is not yet complete.  Please revise.

ANSWER:  We have revised these sections to disclose that we have not yet commenced operations beyond developing a business plan.

4.       We note your response to comment two in our letter dated January 25, 2011 that “[t]he business plan was created by the Company (i.e. Ms. Pamela Tesluck).”  We further note your statement on page 26 that “Ms. Tesluck does not have direct experience in our proposed business plan.”  Please clarify whether, and if so by whom, Ms. Tesluck received any assistance in creating your proposed business plan.  Given Ms. Tesluck’s lack of experience in your proposed business, the uncertainty related to exploration stage mining and your lack of financial resources, please also disclose in reasonable detail the business reason(s) for initiating such activity.

ANSWER:  We confirm that Ms. Tesluck prepared the business plan on her own.  In terms of a business reason for initiating an exploration stage mining company, Ms. Tesluck feels that with the current increased global demand of minerals and precious metals, entering into the mining sector can be a lucrative endeavour and that initiating such activity in a public company will allow her a greater opportunity to raise the necessary financing required to complete an exploration program, as it is generally easier to raise capital for a company once they are public.

5.       We note your response to comment three in our letter dated January 25, 2011 that “[yo]ur legal counsel has assisted various companies with their filing of registration statements with the Commission” and that with regard to Amarok Resources, “[y]our legal counsel was engaged for the limited purpose of providing [a legal] opinion.”  We further note your response to comment four in our letter dated January 25, 2011 that “[t]he Company’s legal counsel has been previously engaged by companies who may have been altered [sic] their business plan.”  For all these companies referenced in your response to prior comments three and four, please clearly state whether your legal counsel was previously or currently involved in, knew that the purpose of this company was/is to engage in a reverse acquisition or other similar arrangement whereby the entity or resulting entity changed or will change its business purpose from that which was described in the prospectus as initially included in the registration statement filed with the Commission.  To the extent your legal counsel was involved in such matters, please describe the circumstances (e.g. registrant name, counsel’s involvement, etc.) to us in necessary detail.  We reissue comments three and four in our letter dated January 25, 2011 as it pertains to these points.  Alternatively, please state that your legal counsel has no experience in these types of matters, such as you state for Ms. Tesluck.  Please also address the other person(s)/entities in the bullet points as previously requested in our prior comment three.

ANSWER:  For the companies referenced in prior comments three and four, we confirm that our legal counsel was not previously or currently involved in, nor did they know that that the purpose of these companies was to engage in a reverse acquisition or other similar arrangement whereby the entity or resulting entity changed its business purpose from that which was described in the prospectus as initially included in the registration statement filed with the Commission.  We also confirm that Ms. Tesluck was not involved in these types of matters.

Registration Statement Cover Page

6.       Please revise to include the registration statement file number.  Please see Rule 470 of the Securities Act.

ANSWER:  The file number has not been included.

Summary, page 5

7.       We note your response to comment 12 in our letter dated January 25, 2011 that the discrepancy in the third to last paragraph on page 5 has been revised.  However, it does not appear that any revision has been made.  Please clarify or revise.

ANSWER:  The statement has been revised.

Risk Factors, page 6

Our Stock is a Penny Stock…, page 10

8.       We note your response to comment 15 in our letter dated January 25, 2011 that “[t]he captions have been revised to remove the implication that the shares will be traded on the OTC Bulletin Board.”  However, it does not appear that you have revised the captions of the first two risk factors on page 10.  Please revise.

ANSWER:  These two risk factors have been revised.

Determination of Offering Price, page 11

9.       We note your response to comment 16 in our letter dated January 25, 2011 and the related revisions in your filing.  Because there is currently no market for your securities, please revise this section to state that selling security holders will sell at a fixed price until your securities are quoted on the OTC Bulletin Board, if at all, and thereafter at prevailing market prices or privately negotiated prices.  Please also make a similar revision in the first sentence of the third paragraph on the prospectus cover page.  Please see Item 16 of Schedule A to the Securities Act of 1933.

ANSWER:    These two sections have been revised to state that:

“The selling stockholders will sell their shares at a fixed price until our securities are quoted on the OTC Bulletin Board, if at all, and thereafter at prevailing market prices or privately negotiated prices.”

Description of Business, page 15

General, page 15

10.   We note that you have presented your working capital deficit per page 16 as $82,561.  However, it appears that your working capital deficit as of December 31, 2010 is $76,217.  Please revise.

ANSWER:  The working capital deficit has been revised to $76,217.

11.   We note your disclosure in the first paragraph on page 16 that the first phase of your exploration program is estimated to cost $20,000, that you have cash reserves of $8,512 and that you “have sufficient funds to enable [you] to complete this initial phase of [y]our exploration program.”  Please explain how you intend to complete this initial phase of your exploration program in light of your current cash reserves.

ANSWER:  We have revised this section to state that we do not have sufficient funds to complete the initial phase of our exploration program and that we will need to obtain additional financing.

Access, Climate, and Physiography, Local Resources and Infrastructure of Our Ram claim, page 16

12.   We note your response to comment 28 in our letter dated January 25, 2011 that you “will attempt to obtain clearer maps for [y]our amended filing.”  Please provide these maps as soon as reasonably practicable.

ANSWER:  Clearer maps have now been included with the filing.

Geology of Our Ram claim, page 19

13.   We note your response to comment 27 in our letter dated January 25, 2011 and the related revisions in your filing.  Please further revise the Geology of Our Ram claim section to use plain English to convey material technical details.  For example, please revise the following statements on page 19:

•         “The northwesterly trending fold axes of the stratified rocks are intruded by Cretaceous felsic and Permian- Jurassic mafic bodies…”

•         “The peneplanation which is reflected in the rounded mountainous terrain tops was due to the continental ice sheets while the sharp cirque and U-shaped valleys gravel terraces were shaped by the latter alpine glacial reconcentration of the ancient detritus…”

•         “Repetition of the alluvial process has had occasion to concentrate or redistribute these older channels into new auriferous high grade ‘Eldorados.’”

ANSWER:  We have removed the technical terminology.

Our Planned Exploration Program, page 19

14.   We note your response to comment 27 in our letter dated January 25, 2011 and the related revisions in your filing.  Please substantially revise your disclosure to detail the steps you intend to take to initiate and conduct each phase.  For example, please enhance your disclosure to explain how you intend to retain the necessary personnel and equipment, the role the personnel will play in each of these phases and whether you anticipate having any consulting contracts with any of these personnel.

ANSWER:  We have added the following disclosure:

We have initiated the first phase of reconnaissance on the property with use of our limited capital funds.  GIS mapping has been done by an independent consultant who has provided geological mapping of the property.  A decision will be made on the merits of the Ram claim based on sampling done thus far on the property including Marshall Creek sample identifier OICSH403 and the regional geology, infrastructure, and surrounding mineral occurrences of the area.  If the Ram claim is deemed to have economic significance our next step will be retaining personnel to engage in sampling, trenching, line cutting, stripping, and prospecting on the property.  We currently have a relationship with local contractors and are able to obtain the necessary personnel to explore the property.  Further evaluation of GIS mapping, sample results, and property geology are required before we engage in further expenditures on the Ram claim.  We would need additional financing before we engage in further in sampling, prospecting, and geophysical surveys on the Ram claim.  However, a decision to sample prospect, or undertake geophysical surveying, is dependent on a review of current property data which indicates the economic viability of the Ram claim.

15.   We also note your response to comment 31 in our letter dated January 25, 2011 that you have already explained the purpose of the anticipated $12,000 in total expenditures.  In your filing, please clarify whether, and if so where, this $12,000 is reflected in your planned exploration program.

ANSWER:  This $12,000 was not reflected in our planned exploration program.  We have now included the following disclosure:

“In addition to the amounts below, we anticipate that we will incur costs of approximately $1,000 per month in ongoing general and administrative expenses per month for the next twelve months.”

Compliance with Governmental Regulation, page 21

16.   We note your response to comment 35 in our letter dated January 25, 2011 and the related revisions in your filing.  Please enhance your disclosure of each of your phases to specify the cost(s) of government approval and/or authorization associated with each phase.  For example, we note phase two provides for $10,000 in budgeting for permitting.  Please explain the type of permitting you are budgeting for and why this allocated amount is necessary.  Please see Item 101(h)(4)(viii) of Regulation S-K.

ANSWER:  We have added the following disclosure:

The permitting that we are budgeting for is for consultation with contractors on the Yukon Environmental and Socio-economic Assessment Act, First Nations Final and Self-government Agreement and in accordance with the Placer Mining Act (Yukon Territory, Canada).  The funds will be used to maintain the Ram claim in good standing including the $100 of applicable work required yearly on the property and for related fees related to the filing of work reports on the property.  If and when we deem the Ram claim to have economic merit and begin to engage in exploration work on the property, we intend to abide by federal and provincial legislation and current industry standards pertaining to environmental stewardship and consultation with relevant First Nations groups.  These funds are allocated to potential expenditures required retaining consultants on environmental issues and on consultation with First Nations.

Directors, Executive Officers, Promoters and Control Persons, page 26

17.   We note your response to comment 47 in our letter dated January 25, 2011 and the related revisions in your filing.  Please specify when Ms. Tesluck began her term of office as director.

ANSWER:  We have added the following disclosure:

“Ms. Tesluck has been our sole officer and director since inception on May 26, 2010…”

18.    We further note your response to comment 47 in our letter dated January 25, 2011 and the related revisions in your filing that “[a]lthough Ms. Tesluck does not have direct experience in our proposed business plan, Ms. Tesluck has the ability to   source and retain qualified personnel to further our exploration plans.”  Please enhance your disclosure to specify the experience Ms. Tesluck has that provides this ability to source and retain qualified personnel.  To the extent her supervisory position with the City of Winnipeg is relevant, please specify the type of supervisory role held.

ANSWER:  We have added the following disclosure:

In her role with the City of Winnipeg Ms. Tesluck has to supervise and locate qualified personnel for various positions.  She is directly responsible for a staff of 5 to 25 employees who she manages while they provide various community services within the City of Winnipeg.  Ms. Tesluck will use this experience to source, retain and manage qualified personnel to further our exploration plans.

19.   We note your response to comment 48 in our letter dated January 25, 2011 that “[t]he Risk Factors on page 9 and the last paragraph on page 21 have been updated to remove any implication that the Company has several officers and directors.”  It does not appear that you have revised either the first or the last paragraph on page 21 to remove this implication.  Please clarify or revise.  Please also revise the last sentence of the first risk factor on page 9, the second sentence of page 20 and the first sentence of page 21 to reflect that Ms. Tesluck is your only director.  Please review your entire filing for compliance with this comment.

ANSWER:  The disclosure has been revised to remove any implication that the Company has several officers and directors.

Executive Compensation, page 27

Security Ownership of Certain Beneficial Owners and Management, page 27

20.   We note your response to comment 51 in our letter dated January 15, 2011 and the related revisions in your filing stating that “[u]nless otherwise subject to community property laws where applicable, the shareholder named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.”  To the extent Ms. Tesluck is subject to community property laws, please clearly state so.  Otherwise, please delete the phrase “[u]nless otherwise subject to community property laws where applicable.”

ANSWER:  We have deleted the sentence.

Certain Relationships and Related Transactions, page 28

21.   We note your response to comment 52 in our letter dated January 25, 2011 and the related revisions in your filing that you have “received $54,324 as a loan from Ms. Tesluck.  The loan is payable on demand and bear imputed interest of 8% per annum.”  To the extent this agreement is in writing, please file it as an exhibit.  If this agreement is not in writing, please clearly state so in your response.  Please see Item 601(b)(10) of Regulation S-K.

ANSWER:  This agreement is not in writing.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 28

22.   We note your response to comment 54 in our letter dated January 25, 2011 and the related revisions in your filing.  However, it does not appear that you have reconciled your disclosure in the Indemnification of Directors and Officers section on pages 30 and 31 with Article IX of your Bylaws.  Please clarify or revise.

ANSWER:  The disclosure has been reconciled.

Financial Statements, page 29

Report of Independent Registered Public Accounting Firm, page F-1

23.   We note your audit report covers your financial statements as of September 30, 2010 and from your date of inception on May 26, 2010 through September 30, 2010.  We also note you have updated your amended Form S-1 with a combined presentation of audited financial statements and footnotes along with your unaudited financial statements for the interim period ended December 31, 2010.  Please revise to separately present the audited financial statements and footnotes for September 30, 2010 referenced in your audit report and your unaudited financial statements and footnotes for the period ended December 31, 2010.

ANSWER:  The financial statements have now been separated.

24.   In connection with the preceding comment, please provide a statement indicating that your unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Please see Instruction 2 of Article 8-03 of Regulation S-X.

ANSWER:    I confirm that that our unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Part II Information Not Required in the Prospectus, page 30

Recent Sale of Unregistered Securities, page 31

25.   We note your response to comment 56 in our letter dated January 25, 2011 that you have added disclosure in this section.  However, it does not appear that you have done so.  Please revise or advise.

ANSWER:  We have added the following disclosure:

“All of the above shares were issued pursuant to private placements that were exempt from registration provided under Regulation S of the Securities Act of 1933.  Our reliance upon the exemption under Rule 903 of Regulation S of the Securities Act was based on the fact that the sale of the securities was completed in an "offshore transaction,” as defined in Rule 902(h) of Regulation S.  We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the securities.  Each investor was not a US person, as defined in Regulation S, and was not acquiring the securities for the account or benefit of a US person.”

Undertakings, page 32

26.   We note your response to comment 57 in our letter dated January 25, 2011 and the related revisions in your filing.  In paragraph 1(ii), please include the word “low” between the words “the” and “or high end” in the penultimate sentence.  Please see Item 512(a)(1)(ii) of Regulation S-K.

ANSWER:  We have included the word “low”.

Please contact me if you have any further questions.

Yours truly,

Yukonic Minerals Corp.

Per: /s/ Pamela Tesluck

Pamela Tesluck

President & C.E.O.